

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

21344

DC



02014054

NO ACT
P.E 12.14.01
1-02217

January 22, 2002

Act 1934
Section
Rule 14A-8
Public Availability 1/22/2002

Parth S. Munshi
Finance Counsel
Legal Division
The Coca-Cola Company
P.O. Drawer 1734
Atlanta, Georgia 30301

Re: The Coca-Cola Company
Incoming letter dated December 14, 2001

Dear Mr. Munshi:

This is in response to your letter dated December 14, 2001 concerning the shareholder proposal submitted to Coca-Cola by Mr. William Lytran. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

PROCESSED
FEB 15 2002
THOMSON
FINANCIAL

cc: Mr. William Lytran
P.O. Box 972
Topeka, Kansas 66601

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P.O. DRAWER 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.
Rule 14a-8(b)
Rule 14a-8(c)
Rule 14a-8(i)(8)
Rule 14a-8(i)(9)

December 14, 2001

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Coca-Cola Company/Exclusion From Proxy Materials of Share Owner Proposals Submitted by Mr. William Lytran

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, The Coca-Cola Company, a Delaware corporation (the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude two share owner proposals submitted by Mr. William Lytran (the "Proposals") from its proxy materials for its 2002 annual meeting of share owners (the "Annual Meeting"). The Company asks that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposals from its proxy statement for the Annual Meeting for the reasons set forth below. The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on March 4, 2001. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

As more fully set forth below, we believe that the Proposals are excludable from the Company's 2002 proxy materials for the following reasons: (1) Mr. Lytran failed to satisfy the eligibility requirements under Rule 14a-8(b) by failing to submit evidence of ownership of the requisite amount of securities, despite being notified of the requirement; (2) Mr. Lytran failed to satisfy the eligibility requirements under Rule 14a-8(b) by failing to submit a written statement that he intends to continue to hold his securities in the Company through the date of the Annual Meeting, despite being notified of the requirement; (3) Mr. Lytran failed to comply with Rule 14a-8(c) by submitting multiple proposals for one share owner meeting; (4) Mr. Lytran's first proposal deals with the election of directors and is therefore is excludable under Rule Rule 14a-8(i)(8); and (5) Mr. Lytran's first proposal directly conflicts with one of the Company's own proposals to be submitted to shareholders at the Annual Meeting and is therefore excludable under Rule 14a-8(i)(9).

BACKGROUND

The Company received Mr. Lytran's initial submission on October 4, 2001. A copy of Mr. Lytran's letter is attached as Exhibit A. Mr. Lytran's letter contained two separate proposals and failed to include any evidence of Mr. Lytran's ownership of the requisite amount of the shares of the Company's common stock or any statement of Mr. Lytran's intent to hold his securities through the date of the Annual Meeting.

On October 8, 2001, the Company wrote to Mr. Lytran to inform him that he needed to provide (within 14 days of his receipt of the Company's letter) information to cure the following procedural and eligibility deficiencies in his submission: (1) information proving that he has held, for at least one year prior to the date of his submission, shares of the Company's common stock having at least $2,000 of market value or 1% of the outstanding shares of the Company's common stock as required by Rule 14a-8(b); (2) a written statement that he intends to continue to hold such shares of common stock through the date of the Annual Meeting as required by Rule 14a-8(b); and (3) an indication of which of the two proposals included in his letter to the Company he intends to submit for share owner consideration at the Annual Meeting, since he was entitled to submit only one proposal under Rule 14a-8(c). A copy of the Company's October 8, 2001 letter is attached hereto as Exhibit B. Mr. Lytran received the Company's October 8, 2001 letter on October 12, 2001, as evidenced by the copy of the certified mail receipt attached hereto as Exhibit C.

The Company's records do not list Mr. Lytran as a registered holder of a sufficient number of shares of the Company's common stock to satisfy the eligibility requirements of Rule 14a-8(b).

To date, the Company has received no response from Mr. Lytran to its October 8, 2001 letter.

THE PROPOSAL

The Proposals read: "IT IS RESOLVED AND ROCOMMENDED [sic] THAT: Shareholders of the Coca Cola Company vote to remove Douglas N. Daft from the position of Chairman and C.E.O. of the Coca Cola Company. Furthermore, Douglas N. Daft should be asked to return to the Treasurer of the Coca Cola Company the amount of $91,500,000 in unjust annual compensation and Restricted Stock Awards when the performance of the stock price of Coke is around $45.00 per share, as of the date of this proposal's submission, almost $5.00 below its rival PepsiCo common stock."

The Proposal stating that "Shareholders of the Coca Cola Company vote to remove Douglas N. Daft from the position of Chairman and C.E.O. of the Coca Cola Company" is hereinafter referred to as the First Proposal.

The Proposal stating that "Furthermore, Douglas N. Daft should be asked to return to the Treasurer of the Coca Cola Company the amount of $91,500,000 in unjust annual compensation and Restricted Stock Awards when the performance of the stock price of Coke is around $45.00 per share, as of the date of this proposal's submission, almost $5.00 below its rival PepsiCo common stock" is hereinafter referred to as the Second Proposal.

DISCUSSION

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders that meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals. However, Rule 14a-8 also provides that certain types of proposals outside the scope of the role and therefore need not be included in a company's proxy materials. These include proposals that (a) relate to the election of directors (Rule 14a-8(i)(8)), and (b) directly conflict with a company's own proposal to be submitted to shareholders (Rule 14a-8(i)(9)).

I. Mr. Lytran Failed to Satisfy Eligibility Requirements Under Rule 14a-8(b)

Under Rule 14a-8(b)(1), in order to be eligible to submit a shareholder proposal, a shareholder must be the record or beneficial owner of at least $2,000 in market value of the registrant's stock at the time the proposal is submitted, must have owned these shares for at least one year prior to submitting the proposal, and must continue to hold these shares through the date of the shareholder meeting at which the proposal is to be considered. In addition, a proponent is required under Rule 14a-8(b)(2) to provide the company with a written statement that the proponent intends to hold his or her securities through the date of the relevant shareholder meeting.

The Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where the proponent has failed to provide written evidence of his or her ownership for at least one year prior to the date of the submission, of the requisite amount of securities. See e.g., Harrah's Entertainment, Inc. (Nov. 10, 1999). In accordance with Rule 14a-8(f), on October 8, 2001, the Company informed Mr. Lytran that he was not the record owner of a sufficient number of shares of the Company's common stock to satisfy the eligibility requirements of Rule 14a-8(b). The Company also sent to Mr. Lytran a copy of and directed him to Rule 14a-8(b) which provides guidance on means to provide evidence of the requisite stock ownership. To date Mr. Lytran has not provided any evidence of his ownership of the requisite amount of the Company's common stock. Given the foregoing, the Proposals may be excluded from the Company's proxy materials under Rule 14a-8(b)(1) because Mr. Lytran failed to submit written evidence of his ownership of the requisite amount of the Company's common stock even after he was specifically informed of his obligation to do so by the Company as required by Rule 14a-8(f).

Additionally, the Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where, as here, the proponent failed to provide written notification to the company of his or her intent to hold the company's stock through the date of the annual meeting. See, e.g., The Coca-Cola Co. (Jan. 8, 2001), New Jersey Resources Corp. (December 3, 1997). Consistent with this Staff position, we believe that the Proposals may be excluded from the Company's proxy materials under Rule 14a-8(b)(2) because Mr. Lytran failed to submit any such written notification, even after he was specifically informed of his obligation to do so by the Company as required by Rule 14a-8(f).1/

1/Where a company has never informed a proponent of the obligation to provide a written statement of intent to hold his or her securities, the Staff occasionally allows a proponent additional time to submit such a statement prior to allowing omission of the proposal. See SBC Communications, Inc. (Jan. 11, 1999). However, such a position would be inapposite here, since the Company specifically notified Mr. Lytran of his obligation to provide such a written statement in its October 8, 2001 letter.

II. Mr. Lytran Submitted Multiple Proposals in Violation of Rule 14a-8(c)

Rule 14a-8(c) provides that a proponent may not submit more than one proposal for inclusion in proxy materials for each shareholder meeting (the "Single Proposal Rule"). The Staff has on numerous occasions permitted the omission of shareholder proposals where a shareholder has submitted more than one proposal, or one proposal that substantively consists of multiple, distinct elements. See Pacific Enterprises (Feb. 19, 1998) (proposal requiring shareholder approval of a variety of corporation actions was excludable under 14a-8(a)(4)); Storage Technologies Corp. (Feb. 22, 1996) (proposal requiring disclosure of terms surrounding chief executive officer's upcoming resignation and requiring termination of chief executive officer's employment relationship immediately was excludable under Rule 14a-8(a)(4)).[2]

Mr. Lytran has submitted two separate proposals for inclusion in the proxy materials for the Annual Meeting. The First Proposal deals with the removal of Douglas N. Daft as Chairman and C.E.O. and the Second Proposal addresses the return of compensation by Mr. Daft. The two Proposals, though both addressing Mr. Daft, are distinct and separate proposals. The concept of removing Mr. Daft from his position as Chairman and C.E.O. is distinct from and unrelated to Mr. Daft's return of previously paid compensation. Consequently, we believe that these two distinct proposals violate the Single Proposal Rule and are therefore excludable under Rule 14a-8(c).

III. The First Proposal Relates to the Election of Directors and is Therefore Excludable Under Rule 14a-8(i)(8).

Rule 14a-8(i)(8) permits the exclusion of a proposal if it relates to the election of directors.

The First Proposal calls for the removal of Douglas N. Daft as Chairman and C.E.O. of the Company. The Staff has consistently taken the position that proposals relating to the election of directors are excludable pursuant to Rule 14a-8(i)(8). See, e.g., J.C. Penney Co., Inc. (Mar. 19, 2001) (proposal to remove all of the Company's directors excludable under Rule 14a-

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[2] Some of the Staff no-action letters cited in this letter were issued under a predecessor version of Rule 14a-8, in which the Single Proposal Rule appeared as paragraph (a)(4). Rule 14a-8 was amended in 1998, at which time the Single Proposal Rule (which was unchanged by the amendments) was re-denominated as Rule 14a-8(c). See Release No. 34-40018 (May 21, 1998).

8(i)(8)),; Second Bancorp Inc. (Feb. 12, 2001) (proposal requesting the resignation of a specified director excludable under Rule 14a-8(i)(8)); Bull & Bear U.S. Government Securities Fund, Inc. (July 16, 1998) (stockholder proposal nominating a specific individual for election to the board excluded); Dayton Hudson Corp. (Feb. 18, 1998) (proposal requesting that the board of directors resign and be replaced with new directors excludable under Rule 14a-8(c)(8)).[3]

The Commission has made it clear that matters relating to the election of directors are not a proper subject matter for the shareholder proposal process since the Commission's regulations provide a process for director election contests. See Release No. 34-12598 (July 7, 1976) (Rule 14a-8 is not the proper means for conducting campaigns since other proxy rules are applicable thereto).

The First Proposal clearly relates to the election of directors. It calls for the removal of Mr. Daft from his position as Chairman of the Board. The effect of the First Proposal is to create an election contest as the Company intends to nominate Mr. Daft for re-election to the board. Mr. Lytran should not be permitted to circumvent the Commission's rules of engaging in proxy contests through the use of the shareholder proposal process.

Consequently, the Company believes that it may omit the First Proposal under Rule 14a-8(i)(8).

IV. The First Proposal Directly Conflicts With One of the Company's Proposals and is Therefore Excludable Under Rule 14a-8(i)(9).

Rule 14a-8(i)(9) permits the exclusion of a proposal if it directly conflicts with one of the Company's own proposals to be submitted to the shareholders at the same meeting.

The First Proposal provides for the removal of Mr. Daft as Chairman and C.E.O. The Company intends to nominate Mr. Daft for re-election to the Board of Directors at the Annual Meeting. Thus, the First Proposal directly conflicts with the Company's proposal nominating

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3 Some of the Staff no-action letters cited in this letter were issued under a predecessor version of Rule 14a-8, in which the predecessor to Rule 14a-8(i)(8) appeared as paragraph (c)(8). Rule 14a-8 was amended in 1998, at which time the provision relating to the election of directors (which was substantially unchanged by the amendment) was re-denominated as Rule 14a-8(i)(8). See Release No. 34-40018 (May 21, 1998).

Mr. Daft for re-election to the board. Consequently, we believe that the Company may omit the First Proposal under Rule 14a-8(i)(9).

CONCLUSION

For the foregoing reasons, the Company has determined to exclude the Proposal from the Company's proxy materials for the Annual Meeting.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (404) 676-2671.

Very truly yours,



Parth S. Munshi
Finance Counsel

cc: William Lytran

Enclosures: 6 copies of the proposal
6 copies of the Company's response
6 copies of the certified mail receipt
6 copies of this letter

EXHIBIT A

From: William Lytran
P.O. Box 972
Topeka, Kansas 66601

Date: October 4, 2001

To: The Coca Cola Company
One Coca Cola Plaza
Atlanta, Georgia 30313

Memorandum: PROPOSALS OF SHARE OWNERS FOR 2002 ANNUAL MEETING

Submitted by: William Lytran, a shareholder of 1,500 shares of common stock of Coca Cola Company as of July 25, 2001.

WHEREAS: The salaries of even Corporate Counsels at big companies such as Philip Morris & Companies, Internal Business Machine, and PepsiCo. are only $ 725,417.00, $ 518,750.00 and $ 574,519.00, respectively, in the year of 2000. The salary of Coca Cola Company's Chairman of the Board of Directors and Chief Executive Officer, Douglas N. Daft, in the year of 2000, in the amount of $ 1,268,750.00, is outrageous because Mr. Daft is not even an attorney. Furthermore, Douglas N. Daft has received outrageous Restricted Stock Awards in the amount of $ 87,281.250.00 in these years. Even the salary of PepsiCo's Chairman and C.E.O. is only $ 1.00 per year for the past three years when said officer also has substantial interest in the common stock of PepsiCo. By comparison, the salary of Douglas N. Daft should not exceed the amount of $ 50,000.00 per year starting 2001, to be considered as fair and just.

WHEREAS: In the Annual Report of 2001, Douglas N. Daft has failed to reveal the fact that certain officers of the Coca Cola Company made false statements of facts which led to $ 52 billion inflating in Coke's stockholder market capitalization from 10/99 to 12/3/99 as alleged in Civil Action No. 00-CV-2998 filed in the United States District Court for the N.D. of Georgia by three prestigious law firms. Douglas N. Daft should not continue his job as Chairman and C.E.O. of the Coca Cola Company.

IT IS RESOLVED AND ROCOMMENDED THAT: Shareholders of the Coca Cola Company vote to remove Douglas N. Daft from the position of Chairman and C.E.O. of the Coca Cola Company. Furthermore, Douglas N. Daft should be asked to return to the treasure of the Coca Cola Company the amount of $ 91,500,000.00 in unjust annual compensation and Restricted Stock Awards when the performance of the stock price of Coke is around $ 45.00 per share, as of the date of this proposal's submission, almost $ 5.00 below its rival PepsiCo common stock.

Respectfully submitted,

William Lytran

EXHIBIT B

The Coca-Cola Company

COCA-COLA PLAZA
ATLANTA, GEORGIA

October 8, 2001

LEGAL DIVISION

ADDRESS REPLY TO
P.O. DRAWER 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.

By Certified Mail, Return Receipt Requested

Mr. William Lytran
P.O. Box 972
Topeka, Kansas 66601
email: lytran66601@yahoo.com

Re: Share-Owner Proposals Submitted October 4, 2001

Dear Mr. Lytran:

Mr. Mark Preisinger, the Director of Share-Owner Affairs of The Coca-Cola Company ("Company"), provided me with a copy of your letter dated October 4, 2001 addressed to the Company. That letter, which includes two share-owner proposals, was received at the Company on October 4, 2001 and a copy is attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you that there are the following procedural and eligibility deficiencies in your letter:

1. You did not include any information to prove that you have continuously held, for at least one year prior to the date you submitted your proposals, shares of Company Common Stock having at least $2,000 in market value or 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records list you as a registered holder of an insufficient number of shares of Company Common Stock to meet the eligibility requirements. Since you are not a registered holder of a sufficient number of shares, Rule 14a-8(b)(2) [Question 2], a copy of which is attached, tells you how to prove your eligibility (for example if your shares are held indirectly through your broker or bank).

2. You did not include a statement that you intend to continue to hold such shares of Common Stock through the date of 2002 Annual Meeting of Share Owners, as required by Rule 14a-8(b)(2) [Question 2].

3. Rule 14a-8(c) [Question 3] provides that you may only submit one proposal for a particular meeting. We believe that you have submitted the following two proposals -- the first about the removal of Douglas N. Daft from his position as Chairman and Chief Executive Officer of the Company and the second about the return of compensation to the Company by Douglas N. Daft -- and asked that we present them at the

2002 Annual Meeting of Share Owners. You must tell us which proposal you intend to submit.

All three problems must be corrected and the requested information furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If you do not do so, we may exclude your proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8. To transmit your reply electronically, please reply to my attention at the following fax number: 404-676-6812 or e-mail at pmunshi@na.ko.com; to reply by courier, please reply to my attention at NAT 2108, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2108, P.O. Box 1734, Atlanta, Georgia, 30301-1734.

Please phone me at 404-676-2671 should you have any questions. We appreciate your interest in the Company.

Very truly yours,



Parth S. Munshi
Finance Counsel

PSM/ba
Attachments
cc: Mark Preisinger
Susan E. Shaw

From: William Lytran
P.O. Box 972
Topeka, Kansas 66601

Date: October 4, 2001

To: The Coca Cola Company
One Coca Cola Plaza
Atlanta, Georgia 30313

Memorandum: PROPOSALS OF SHARE OWNERS FOR 2002 ANNUAL MEETING

Submitted by: William Lytran, a shareholder of 1,500 shares of common stock of Coca Cola Company as of July 25, 2001.

WHEREAS: The salaries of even Corporate Counsels at big companies such as Philip Morris & Companies, Internal Business Machine, and PepsiCo. are only $ 725,417.00, $ 518,750.00 and $ 574,519.00, respectively, in the year of 2000. The salary of Coca Cola Company's Chairman of the Board of Directors and Chief Executive Officer, Douglas N. Daft, in the year of 2000, in the amount of $ 1,268,750.00, is outrageous because Mr. Daft is not even an attorney. Furthermore, Douglas N. Daft has received outrageous Restricted Stock Awards in the amount of $ 87,281.250.00 in these years. Even the salary of PepsiCo's Chairman and C.E.O. is only $ 1.00 per year for the past three years when said officer also has substantial interest in the common stock of PepsiCo. By comparison, the salary of Douglas N. Daft should not exceed the amount of $ 50,000.00 per year starting 2001, to be considered as fair and just.

WHEREAS: In the Annual Report of 2001, Douglas N. Daft has failed to reveal the fact that certain officers of the Coca Cola Company made false statements of facts which led to $ 52 billion inflating in Coke's stockholder market capitalization from 10/99 to 12/3/99 as alleged in Civil Action No. 00-CV-2998 filed in the United States District Court for the N.D. of Georgia by three prestigious law firms. Douglas N. Daft should not continue his job as Chairman and C.E.O. of the Coca Cola Company.

IT IS RESOLVED AND ROCOMMENDED THAT: Shareholders of the Coca Cola Company vote to remove Douglas N. Daft from the position of Chairman and C.E.O. of the Coca Cola Company. Furthermore, Douglas N. Daft should be asked to return to the treasure of the Coca Cola Company the amount of $ 91,500,000.00 in unjust annual compensation and Restricted Stock Awards when the performance of the stock price of Coke is around $ 45.00 per share, as of the date of this proposal's submission, almost $ 5.00 below its rival PepsiCo common stock.

Respectfully submitted,

William Lytran

consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) the security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to § 240.14a-7.

1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[Adopted in Release No. 34-378(A), September 24, 1935; amended by Release No. 34-1823, August 11, 1938; Release No. 43-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-5276, January 30, 1956, 21 F. R. 578; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-31326 (¶ 85,051), effective October 22, 1992, 57 F.R. 48276; Release No. 34-35036 (¶ 85,459), effective December 17, 1994, 59 F.R. 63676; Release No. 34-37183 (¶ 85,805), effective June 14, 1996, 61 F.R. 24652; Release No. 33-7912 (¶ 86,404), effective December 4, 2000, 65 F.R. 65736.]

[¶ 24,012] Shareholder Proposals

Reg. § 240.14a-8. This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of

[The next page is 17,541-3.]

the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting

the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its

definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[Adopted in Release No. 34-3347, December 18, 1942, 7 F.R. 10659; amended in Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-4979, February 6, 1954, 19 F. R. 247; Release No. 34-8206 (¶ 77,507), effective with respect to solicitations, consents or authorizations commenced after February 15, 1968, 32 F. R. 20964; Release No. 34-9784 (¶ 78,997), applicable to all proxy solicitations commenced on or after January 1, 1973, 37 F. R. 23179; Release No. 34, 12999, (¶ 80,812), November 22, 1976, effective February 1, 1977, 41 F. R. 53000; amended in Release No. 34-15384 (¶ 81,766), effective for fiscal years ending on or after December 25, 1978 for initial filings on or after January 15, 1979, 43 F. R. 58530; Release No. 34-16356 (¶ 82,358), effective December 31, 1979, 44 F. R. 68764; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-20091 (¶ 83,417), effective January 1, 1984 and July 1, 1984, 48 F. R. 38218; Release No. 34-22625 (¶ 83,937), effective November 22, 1985, 50 F. R. 48180; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-25217 (¶ 84,211), effective February 1, 1988, 52 F. R. 48977; and Release No. 34-40018 (¶ 86,018), effective June 29, 1998, 63 F.R. 29106.]

[¶ 24,013] False or Misleading Statements

Reg. § 240.14a-9. (a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

[Adopted in Release No. 34-378(A), September 24, 1935; amended by Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431;

EXHIBIT C

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1. Article Addressed to:

MR. WILLIAM LYTRAN

P.O. Box 972

Topeka, Kansas 66601

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OCT 12 2001

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PARTH MUNSHI, ESQ.
The Coca-Cola Company
NAT 2108
One Coca-Cola Plaza
Atlanta, Georgia 30313

30313+2499 

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PS Form 3800, July 1999 See Reverse for Instruc

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 22, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 14, 2001

The proposal relates to the removal of Coca-Cola's chairman and chief executive officer.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Coca-Cola's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rules 14a-8(b) and 14a-8(f). Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Coca-Cola relies.

Sincerely,



Keir D. Gumbs
Special Counsel